VIA EDGAR

February 10, 2012

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:           Division of Corporation Finance,

Re:          Re: SSTL, Inc.
Amendment No.3 Registration Statement on Form S-1
Filed January 16, 2011
File No. 333-177792

Dear Ladies and Gentlemen:

We thank the Staff for the quick response to Amendment No.2 to the Registration Statement.

At the request of SSTL, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 9, 2012 from Loan Lauren P. Nguyen Special Counsel to the Commission to Susan Lokey, Secretary of the Company, relating to Amendment No. 2 to the registration statement on Form S-1 of the Company filed with the Commission on February 2, 2012 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

Registration Statement Cover Page

1.           We note your response to our prior comment 1. You continue to state, however, that the price is $0.02 per share on pages 2, 3, and 7. Please revise for consistency your disclosure elsewhere that the price is $0.04 per share.

Response

The filing has been updated accordingly.

Prospectus Summary, page 4

The Company,  page 4

2.           We note your disclosure in response to our prior comment 5. Please revise further to clarify whether your Racing Truck Chassis have been certified by NASCAR in both pre-practice technical and pre-qualifying NASCAR mandated inspections.

Response

The filing has been updated accordingly.

Management's Discussion and Analysis or Plan of Operation, page 17

Plan of Operation page 17

3.           We note your response to our prior comment 10 and reissue part. For the 2012 Plan of Operation, please revise to describe intended sources of funds. Starting with the section that describes your plans if you do not achieve profitability by the end of 2012, please revise significantly to discuss your detailed plan through to the point of revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step.

Response

The filing has been updated accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 23

4.           We note your response to our prior comment 14 and reissue. Please revise to state that the beneficial ownership information is as of the most recent practicable date. You continue to include information "as of the date of [your] registration statement."

Response

The filing has been updated accordingly.

On behalf of the Company, We have arranged for delivery to the attention of Tonya K. Aldave of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.3

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,
The Bingham Law Group.

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